       As filed with the Securities and Exchange Commission on 12/24/98



                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549




                                 FORM 10-SB/A




                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS
       Under section 12(b) or (g) of The Securities Exchange Act of 1934



                             GOODNOISE CORPORATION
                (Name of Small Business Issuer in its charter)


           FLORIDA                                      65-0207877
(State or other jurisdiction of                       (IRS Employer
incorporation or organization)                    Identification Number)


               719 COLORADO AVENUE, PALO ALTO, CALIFORNIA 94303
             (Address of principal executive offices and Zip Code)


        Issuer's telephone number, including area code: (650) 322-8910


    Securities to be registered pursuant to Section 12(b) of the Act: None


       Securities to be registered pursuant to Section 12(g) of the Act:


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                               (Title of Class)

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FORWARD-LOOKING STATEMENTS


   This Form 10-SB contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), including, but not limited to statements related to the Company's business objectives and strategy, the Company's Internet website and the development of the Company's music-related content. Such forward-looking statements are based on current expectations, estimates and projections about the Company's industry, management beliefs, and certain assumptions made by the Company's management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed, forecasted, or contemplated by any such forward- looking statements. The PSLRA does not apply to initial public offerings.


   Factors that could cause actual events or results to differ materially include, among others, the following: market acceptance of the Internet as a medium for consumers to obtain sound recordings, the Company's ability to create, license, and deliver compelling music-related content, intense competition from other providers of music-related content over the Internet, the Company's early state of development, delays or errors in the Company's ability to effect electronic commerce transactions, potential liability for defamation, negligence, intellectual property infringement, and the distribution of obscene or indecent material over the Internet, and other risks inherent in the record industry and associated with doing business over the Internet. See, "Management's Discussion and Analysis or Plan of Operation -- Factors That May Affect Future Results and Market Price of Stock." Given these uncertainties, investors are cautioned not to place undue reliance on any such forward-looking statements

   Unless required by law, the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. However, readers should carefully review the risk factors set forth in other reports or documents the Company files from time to time with the Securities and Exchange Commission, particularly the Annual Reports on Form 10-KSB, the Quarterly Reports on Form 10-QSB and any Current Reports on Form 8-K.


                                   PART I

ITEM 1.           BUSINESS



Overview

   GoodNoise Corporation ("GoodNoise" or the "Company") is a development stage company that licenses, develops, and markets musical recordings for direct file transfer, or "downloading," to consumers over the Internet. The Company was formed on January 8, 1998 and began selling musical recordings over the Internet on July 30, 1998. According to the Recording Industry Association of America ("RIAA"), recorded music sales during the past four years have been approximately $12.0 billion per year in the United States and $38.1 billion per year worldwide. Nearly all of this revenue was derived from the sale by physical manufacture and delivery of compact discs ("CDs"), audiocassettes, and other physical formats. The Company believes that the percentage of music purchases made by direct download over the Internet will be significantly increasing percentage of total music purchases during the next several years. This increase is being driven by the increasing proliferation of personal computers ("PCs") in the home, the increase in affordable storage capacity, the increase in high speed access to the Internet, and the deployment of recordable CDs ("CD-Rs") and portable music players, such as Diamond Multimedia Systems ("Diamond")'s Rio PMP 300 ("Rio"). GoodNoise's long-term objective is to establish itself as a major provider of music content direct to consumers over the Internet.


The Online Music Industry

   The Company believes that the Internet is an ideal medium for promoting, marketing, and selling music and music related products and services. Potential purchasers of music recordings can preview their purchases by listening to high-quality sound samples, viewing text and graphics including cover art, artists' discographies, music

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videos and reviews, and searching a catalog of available titles. Internet users can also search for music by genre or artist, access information and events, including music history and news, artists' biographies, cybercast concerts and radio broadcasts, and participate in live interviews with artists. In addition, because the Internet is a highly interactive medium and user responses can be tracked, the Company believes that advertisers will become increasingly attracted to opportunities to focus their marketing efforts on specific target markets.

   According to Jupiter Communications ("Jupiter"), a media research firm, total online music revenues, which include prerecorded music sales, music-related merchandising, advertising, and concert ticketing, are expected to grow from an estimated $88.0 million in 1998 to $1.4 billion in 2002. Jupiter further estimates that the number of online households making purchases is expected to grow from an estimated 15.2 million in 1996 to over 54.0 million in 2002, representing over 50% of U.S. households.

   In addition to the development of the Internet, other technological developments are facilitating the market for downloadable music. Newly developed technologies allow users to download music in a compressed format to PCs, play music from PCs, or store and play it on either CD-Rs or portable music players, such as the Rio. Downloads of music files have also been facilitated by the increasing use of high speed bandwidth connections to the Internet, such as digital cable modems, ISDN, and digital subscriber lines (DSLs). In particular, MP3, a file format for compressing audio data with a minimal loss of quality, is becoming increasingly popular as a means for music downloads. MP3 is supported natively in Microsoft Windows 98 Netshow and Media Player, and, according to Searchterms.com, the term MP3 is the second most frequently searched term on one of the leading Internet search engines. In addition, Forrester Research ("Forrester"), a technology market research firm, estimates that there have been more than 10 million downloads of WinAmp, and other popular MP3 decoders/players. There are other formats for downloading music including Liquid Audio and a2b, which are proprietary encrypted compression formats. To date, these formats have not been widely accepted by consumers.

   According to the RIAA, approximately 40% of all recorded music sales over the last four years were to customers who are under 25 years of age. The Company believes that those who are most likely to be early adopters of purchasing music by download are in the 18 to 24 age bracket. For example, according to Jupiter, college students represent 34% of all Internet users. Strategic Marketing Communications states that there are approximately 15.0 million college students in the United States, 83% of whom use the Internet regularly. In addition, 90% of universities in the United States provide free high-speed Internet access to their student and faculty community in dormitories, study areas, computer labs, and offices.

   The major record companies have been losing market share to independent record labels for years. According to Jupiter, during the period 1992-1997, the market share of independent record labels increased from 11.6% to 23.2%. For 1997, the independent record labels were responsible for two-thirds of all new releases of recorded music. The new distribution opportunities resulting from the development of the Internet and new technology facilitating the downloading of music present significant new opportunities for independent record labels. In particular, such labels are generally more receptive to such opportunities as they are generally less entrenched with traditional distribution channels.


GoodNoise Business Strategy


   The Company's objective is to establish itself as a major provider of downloadable music content direct to consumers over the Internet. GoodNoise's business strategy is to leverage its early entry into the market for downloadable recordings to exploit the changing dynamics of the recording industry. Key elements to this strategy include:

         Acquire Content. GoodNoise will continue to acquire rights to content
         -------------
         in all major music categories for sale through goodnoise.com and affiliated websites. Currently, the Company is focusing its efforts and resources on music content that is compelling to the 18 to 34 age bracket. GoodNoise intends to continue to acquire its content from, among others, independent record labels, owners of recording catalogs, and established and new recording artists. In addition, the Company plans to establisretail relationships with other online distributors under which the Company and such distributors would receive commissions for sales generated from the others' websites.

         Create Strong Brand Awareness. The Company will continue to leverage the development, marketing, and public relations experience of its management team to build a strong brand name around the trademark GoodNoise(TM). Building brand awareness of goodnoise.com is critical to attracting and expanding the

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         Company's global Internet user base and its ability to attract providers of music content. GoodNoise promotes its brand through online and traditional media, event sponsorships, FreeAmp (its free downloadable digital audio player), and other marketing activities. The Company intends to enhance brand awareness of its website by providing original and proprietary content, enabling consumers to purchase music and related merchandise, and establishing strategic and referral fee relationships whereby other websites engage GoodNoise as an online music retail source and content provider in return for a commission.

         Foster Development of Downloadable Music Market. The Company believes that the development of the downloadable music market will be enhanced by facilitating the process by which consumers purchase music online. As part of this strategy, GoodNoise continues to support and manage the development of FreeAmp, which enables the playing, management, and storing of music files on PCs, CD-Rs, and portable music players. The Company has published the source code of FreeAmp and uses a free source code licensing methodology to encourage third party applications and improvements. The Company strives to refine and simplify the downloadable music purchasing experience through the development of a user friendly website. The features of this website are designed to encourage purchases and repeat visits. By successfully promoting and selling downloadable music, the Company intends to demonstrate to record labels and artists the value of the downloadable music market.

Strategic Partnerships

   The Company aggressively seeks objective is to establish strategic alliances with global media, technology, and music companies to further the growth of the downloadable music market and to attract additional users to, and increase brand awareness of, goodnoise.com and affiliated websites.

   Media Companies. The Company has established and intends to continue to establish relationships with Internet retailers and other media companies with high traffic websites. The Company has a strategic partnership agreement with OnRadio (formerly Electric Village), a leading provider of syndicated content to websites for U.S. radio stations. OnRadio provides music news content to GoodNoise and is working to allow reference sales of GoodNoise offerings from radio station websites. The Company also ha a strategic partnership agreement with Zcompany (dba "MP3.com"), a popular information source for the MP3 community. Pursuant to this agreement, the companies provide each other with advisory services and sponsor events for the promotion of MP3 as a platform for the distribution of music.

   Technology Companies. The Company has established and intends to continue to establish alliances with a broad range of technology companies. Manufacturers of portable music players, computer storage devices, CD-Rs and high speed modems and Internet Service Providers have a strong interest in the development of the downloadable music market to support increased demand for their products and services. GoodNoise has an existing partnership with Diamond that includes promotional marketing of the GoodNoise brand as the online music source, sponsorship payments to GoodNoise, and GoodNoise recordings and product materials inside and logo placement outside the box of the Rio. GoodNoise and Diamond plan to include more GoodNoise content to supplement the existing content in the Rio box and links back to goodnoise.com from the Rio install application. In addition, the Company is a reseller of the Rio. Xing Technology ("Xing") has both entered into a strategic alliance with and licensed core MP3 technology to GoodNoise. Xing licensed to GoodNoise a commercially capable MP3 encoder which GoodNoise currently utilizes to produce its downloadable sound recordings. Xing also licensed the Xing MP3 decoder to GoodNoise under the General Public License for inclusion in FreeAmp. GoodNoise, Diamond, Xing, and MP3.com also are founding members of the MP3 Association, which is a group created to support and advance the MP3 open standard as well as to promote responsible consumer use of MP3 technology.

   Music Companies. The Company has an agreement with peermusic, one of the world's largest private music publishing companies. Pursuant to this agreement, peermusic provides music publishing administration services to GoodNoise. The companies will share income derived from music publishing rights acquired by GoodNoise. GoodNoise has also licensed certain recordings from the peermusic catalog. The Company intends to continue to enter into other alliances with music companies.


Content Acquisition

   GoodNoise has acquired and will continue to acquire download rights to certain master recordings owned by

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independent record companies and other owners of significant recording catalogs.
The Company is currently in discussions with numerous independent record labels to acquire the downloadable rights to their music catalogs. For example, GoodNoise has acquired the downloadable rights to the spinART record catalog which includes 47 artists.

   GoodNoise offers owners of master recording catalogs the opportunity to promote and sell their catalogs, including out-of-print or previously unreleased titles. On October 8, 1998, the Company entered into agreements to acquire Nordic Entertainment Worldwide, Inc. ("Nordic")and Creative Fulfillment, Inc. ("Emusic"). Nordic maintains a large catalog of music featuring over 1,000 artists and 6,000 songs from such artists as Ray Charles, Chuck Berry, Louis Armstrong, and Billie Holiday, as well as techn and world music artists. Emusic is an entertainment and Internet marketing company that through its Emusic.com website offers more than 135,000 CD titles and 30,000 video titles as well as downloadable music through a partnership with Nordic.

   The Company has established its own "record label," which has signed established and emerging recording artists. The Company intends to use goodnoise.com and affiliated websites, as well as record stores and other
-------------
traditional distribution channels, to promote, distribute, and sell these original and licensed artist recordings. The Company believes that it can leverage its Internet platform by promoting and selling its own proprietary titles acquired by its artists and repertoire ("A&R") and business affairs staff.

   GoodNoise plans to establish relationships with, or provide referrals to, downloadable recordings owned by other online sound recording distribution companies. These arrangements will provide for a sharing of net proceeds, after the payment of certain direct costs, including royalties to the authors and publishers of the songs embodied in these recordings.


Sales and Marketing

   GoodNoise is initially concentrating its sales and marketing efforts on the 18 to 34 age bracket to take advantage of this demographic profile's familiarity with the Internet, access to high speed Internet bandwidth, and strong purchasing history for music and music-related products and services. The Company intends to expand its promotional efforts to other market segments, including audiences for genres such as jazz, classical, and R&B.

   The Company's overall sales and marketing strategy is designed to sell downloadable music and music-related products and services through goodnoise.com
                                                                   -------------
and affiliated websites, build brand awareness, attract repeat users, and drive traffic to the website. The Company utilizes a combination of external advertising and promotion, internal promotion and product merchandising, and strategic partnership programs to accomplish these objectives.

   Key elements to the Company's sales and marketing strategy include:

   Establish a Destination Music Website. The Company has designed its website with the objective that it become a well-known World Wide Web destination for music consumers that offers compelling content, music programming, and music-related merchandise. GoodNoise's website also contains music news, live concerts, and music-related sponsorship and advertising content. Content offered on goodnoise.com currently features modern rock and alternative music
   -------------
specifically tailored to the high tech 18 to 34 year old music consumer.

   Merchandising and Customer Programs. GoodNoise believes that a key part of its merchandising and customer acquisition and retention strategies will be its ability to link its music genre, artist, and title-specific content, such as record reviews, artist profiles, and special promotions, to the music ordering section of its website and stimulate and facilitate consumer purchases of downloadable music tracks and related music merchandise.

   In-Store Merchandising. The Company plans to use numerous merchandising features to encourage and enhance a consumer's buying experience. GoodNoise believes that the user's ability to listen to audio samples is a significant incentive to purchase. The Company offers consumers the ability to access a variety of information about an artist, music group, or album prior to making a purchase at goodnoise.com.
            -------------

   Create an Effective A&R and Promotion Infrastructure. GoodNoise has developed customized joint marketing programs with record labels that own the music featured for sale on the Company's website. Such programs include press releases, artist and record label specific web pages, online banner advertising campaigns, co-operative marketing funds, and promotional events.

   Develop Free Enabling Software. The Company supports and manages the development of FreeAmp, which enables the playing, management, and storing of music files on PCs, CD-Rs, and portable music players. The Company has published the FreeAmp source code and uses a free source code licensing methodology to encourage

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third party applications and improvements.

   [GRAPHIC OMITTED]

   Build User Communities and Attract Advertising. The Company sells banner advertising space on its website. By leveraging its record promotion launches and fan/artist loyalty, the Company aggregates targeted demographic user groups, thereby offering advertisers and sponsors access to highly defined audiences.

Advertising, Sales, and Sponsorships

   GoodNoise plans to position its website as an online music source, offering advertisers and marketers the ability to reach targeted communities of music fans worldwide. Advertisers will be offered a variety of advertising options which can be combined in different percentages to reach the desired advertising mix. The Company plans to implement a proprietary software package for advertising space management, tracking of page impressions, and reporting to advertisers. The Company will also track website traffic and activity through a generally available website traffic management service.

Ordering, Fulfillment and Customer Service

   The Company's website includes an ordering system that is designed to be easy-to-use and simple to understand. GoodNoise intends to continually upgrade and enhance this system to further simplify the purchase of downloadable music. In order to maintain high customer satisfaction, the Company plans to place an emphasis on reliable product fulfillment. At any time during a visit to goodnoise.com, a customer will be able to click on the "order now" button to place an item in his or her personal shopping basket. The customer can continue to shop the website adding chosen items. If not previously registered with GoodNoise, a customer is prompted to register at the time of purchase and to enter his or her name, address, and password. The customer then securely submits credit card information online. By assigning a password to every buyer, the Company's ordering process will facilitate repeat purchases by eliminating the need to re-submit credit card and billing information for subsequent orders.

Technology


   GoodNoise has and will continue to develop information services, delivery, and user tracking systems by integrating third-party systems, when available, and by developing proprietary tools. The Company's integrated systems and tools provide functionality in six primary areas: (i) multimedia asset management;
(ii) website development; (iii) audio encoding and online delivery; (iv) security; (v) scalability; and (vi) advanced technologies.

   Multimedia Asset Management. Central to the Company's system is the development of a database management system necessary to index, retrieve, and manipulate the Company's growing multimedia content. The Company continues to develop a database management system that allows for rapid searching, sorting, viewing, and distribution of, among other things, audio samples, video clips, cover art, and photos. The Company has chosen a publicly available source distribution of an SQL and RDBMS compatible database, mySQL.

   Website Development. The catalog of individual recordings, samples, and other information stored in an SQL database, forms the core of the music entertainment content collection and contains links to related content (e.g., audio samples, images, editorial content and charts). Each individual page of the Company's website is built dynamically from these elements using a proprietary web page template technology.

   Audio Encoding and Delivery. The Company uses a variety of audio compression technologies for its audio samples and downloads, tailoring them to specific applications. The Company uses the MP3 format for digital distribution of its downloadable music. In light of current user patterns, the Company uses Real Networks' popular RealAudio format for delivering real-time streaming 30-second audio previews and feature-length web broadcasts. MP3, in streaming mode, is also used for real-time preview sample The Company is exploring other download formats and plans to adjust the format of its content to stay current with moving industry trends.

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   System Requirements. Each of the Company's audio formats has certain minimum system requirements for hardware and software in order for a user to listen to the audio samples on the Company's website. A user must have a multimedia-equipped personal computer and must download software to play music. For example, the minimum system PC requirements for a user desiring to play an audio sample in the MP3 audio format are an MP3 audio player and a Pentium 133Mhz CPU on Windows 95/NT operating system with 16 megabytes of RAM.

   Scalability. The structure of the Company's hardware and software is built upon a distributed transaction processing model which allows software to be distributed among multiple parallel servers. This architecture allows the Company to scale by either adding new servers or increasing the capacity of existing servers. The current system is designed to easily scale while maintaining both user performance and cost per transaction. In the rapidly changing Internet environment, the ability to update the application system to stay current with new technologies is important. The system's template technology and modular database design allow the addition or replacement of server-based applications such as multimedia formats and delivery systems, and search and retrieval engines. This architecture also enables low-cost, rapid deployment of additional websites that integrate with the Company's existing sites.

   Advanced Technologies. The Company continually evaluates emerging technologies, new developments in web technologies, and CD/DVD (digital versatile disk) multimedia authoring. Technologies with which the Company is currently working include Sun Microsystems' Java language, Adaptec, Inc.'s CD writing client software, multimedia tagging standard ID3v2, watermarking, digital signatures, and MPEG-4 Advanced Audio Coding ("AAC") audio compression/transmission format.

Competition


   The market for Internet content providers is new, highly competitive, and rapidly changing. Since the Internet's commercialization in the early 1990's, the number of websites on the Internet competing for consumers' attention and spending has proliferated. With no substantial barriers to entry, the Company expects that competition will continue to intensify. Currently, there are more than one hundred music retailing websites on the Internet. With respect to competing for consumers' attention, in addition to intense competition from Internet content providers, the Company also faces competition from traditional media such as radio, television, and print. GoodNoise also competes with major and independent record labels.

   The Company believes that the primary competitive factors in providing music entertainment products and services via the Internet are name recognition, content available on an exclusive basis, variety of value-added services, ease of use, price, quality of service, availability of customer support, reliability, technical expertise, and experience. The Company's success in this market will depend heavily upon its ability to provide high quality, entertaining content, along with cutting-edge technology and value-added Internet services. Other factors that will affect the Company's success include the Company's ability to attract experienced marketing, sales, and management talent. In addition, the competition for advertising revenues, both on Internet websites and in more traditional media, is intense. The Company believes that its high-quality downloadable music content will be an important differentiation from other music-related and music-merchandising websites.

   Many of the Company's current and potential competitors in the Internet and music entertainment businesses have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition, and larger existing customer bases than the Company. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion, and sale of their products or services than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors.


Intellectual Property

   The Company relies on a combination of copyright law, trademark law, contract law, and other intellectual property protection methods to protect its musical content, license rights, and technology. The Company believes that its use of material on its websites is protected under current provisions of copyright law. However, legal rights to certain aspects of Internet content and commerce are not clearly settled. There can be no assurance that the Company will be able to continue to maintain rights to information, including webcasting of popular sound recordings, downloadable music samples, and artist, entertainment and other information. The failure to be able to offer such information would have a material adverse effect on the Company's business, results of operations, and financial

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condition. The Company pursues the registration of its trademarks in the United
States and internationally, and has applied for an "intent to use" trademark registration for a number of its trademarks, including " GoodNoise," in the United States Patent & Trademark Office.


   Effective trademark, copyright, and other intellectual property protection may not be available in every country in which the Company's musical content and technology are distributed or made available through the Internet. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competitors will not independently develop similar technology.

   There are no pending lawsuits against the Company regarding infringement of any existing patents or other intellectual property rights or any material notices that the Company is infringing the intellectual property rights of others. However, there can be no assurance that such infringement claims will not be asserted by third parties in the future. If any such claims are asserted and determined to be valid, there can be no assurance that the Company will be able to obtain licenses of the intellectual property rights in question on reasonable terms. The Company's involvement in any patent dispute, other intellectual property dispute, or action to protect proprietary rights may have a material adverse effect on the Company's business, results of operations, and financial condition. Adverse determinations in any litigation may subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties, and prevent the Company from manufacturing and selling it products. Any of these situations can have a material adverse effect on the Company's business, results of operations, and financial condition.


Employees

   As of December 1, 1998, the Company had 13 full-time employees, including 9 in operations and technical and artist development and 4 in general and administrative, and 1 part-time primarily focused on artist development. The Company's future success depends, in significant part, upon the continued service of its key technical, editorial, product development, and senior management personnel and on its ability to attract and retain highly qualified employees. There is no assurance that the Company will continue to attract and retain high-caliber employees, as competition for such personnel is intense. The Company's employees are not represented by any collective bargaining organization. The Company has never experienced a work stoppage and considers relations with its employees to be good.

Facilities

   The Company's corporate headquarters is located in Palo Alto, California. The facilities and certain other equipment are leased under operating and capital lease agreements. GoodNoise has leased approximately 1,600 square feet of office space at these facilities. The Company believes that its existing facilities plans are adequate for its current requirements and that additional space can be obtained to meet its requirements for the foreseeable future.

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ITEM 2.         MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         The following discussion contains forward-looking statements that are subject to significant risks and uncertainties. There are several important factors that could cause actual results to differ materially from historical results and percentages and results anticipated by the forward-looking statements. The Company has sought to identify the most significant risks to its business, but cannot predict whether or to what extent any of such risks may be realized nor can there be any assurance that the Company has identified all possible risks that might arise. Investors should carefully consider all of such risks before making an investment decision with respect to the Company's stock. In particular, investors should refer to the section entitled, "Factors That May Affect Future Results and Market Price of Stock."


Overview

   The Company was organized as a Delaware corporation ("GN Delaware") in January 1998. On May 11, 1998, Atlantis Ventures Corporation ("Atlantis Ventures"), a Florida corporation, acquired all of the outstanding Common Stock of the Company (the "Merger"). For accounting purposes, this acquisition was treated as a recapitalization of the Company with the Company as the acquirer (reverse acquisition). Atlantis Ventures was organized in August 1989 and had no revenues or operations prior to the Merger. Following the recapitalization, Atlantis Ventures changed its name to GoodNoise Corporation.

Results of Operations

   GoodNoise is a development stage company that has incurred costs to organize and develop an Internet website through which it will conduct its business. The Company began selling musical recordings over the Internet on July 30, 1998. The Company expects to experience significant fluctuations in operating results in future periods due to a variety of factors, including, but not limited to: (i) market acceptance of the Internet as a medium for consumers to obtain sound recordings; (ii) the Company's ability to create, license, and deliver compelling music and music-related content; (iii) the level of traffic on the Company's website; (iv) intense competition from other providers of music-related content over the Internet; (v) delays or errors in the Company's ability to effect electronic commerce transactions; (vi) the Company's ability to upgrade and develop its systems and infrastructure in a timely and effective manner; (vii) technical difficulties, system downtime or Internet brownouts;
(viii) th Company's ability to attract customers at a steady rate and maintain customer satisfaction; (ix) seasonality of the recorded music industry; (x) seasonality of advertising sales; (xi) Company promotions and sales programs;
(xii) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations, and infrastructure and the implementation of marketing programs, key agreements and strategic alliances;
(xiii) the number of recorded music releases introduced during the period; (xiv) the level of returns experienced by the Company; and (xv) general economic conditions and economic conditions specific to the Internet, online commerce, and the recorded music industry.

Net Revenues

   The Company earned no revenue from inception through June 30, 1998. The Company launched its first Internet website in April 1998 and began selling musical recordings over the Internet on July 30, 1998. The Company believes that future revenues will result largely from the sale of musical recordings, the sale of advertising space on the Company's website, and related sponsorship programs.

Cost of Revenues


   From inception through June 30, 1998, the Company incurred no costs of revenues. The Company expects that future costs of revenues will consist of payments to third parties for fulfillment of customer orders, royalties, copyrights, credit card processing charges, and profit participation payable to strategic alliance partners and others.

Product Development Expenses

   Product development expenses consist principally of website and other software engineering, audio and video production, graphic design, certain non-recoverable advances to artists, artist relations, telecommunications charges, and the cost of computer operations, including related salaries, rent, and depreciation, that support the Company's music entertainment business.

   The Company began its development efforts in February 1998, incurring costs of $961,349 through June 30, 1998 related to software engineering, audio and video production, and graphic design of the Company's website and music catalogue. The Company is dependent upon raising additional financing in order to continue or increase the level of product development activities from that undertaken by the Company to date. The level of product development that the Company pursues will be substantially impacted by the amount of additional financing, if any, that the Company is able to raise. Assuming that adequate funding is available, the Company currently intends, among other matters, to acquire and develop a repertoire of songs available for customer downloads, and to continue to develop the software necessary to manage such downloads.

Sales and Marketing Expenses

   From inception through June 30, 1998, the Company incurred no sales and marketing costs. The Company is dependent upon raising additional financing in order to continue or increase the level of sales and marketing activities from that undertaken by the Company to date. The level of sales and marketing activities that the Company pursues will be substantially impacted by the amount of additional financing, if any, that the Company is able to raise. Assuming that adequate funding is available, the Company currently intends, among other matters, to promote its website through strategic alliances, external advertising, website direct promotion, and trade shows. The Company expects that the costs related to such activities will consist principally of advertising, personnel, and consulting expenses.

General and Administrative Expenses

   General and administrative expenses consist of executive management, accounting, legal, and expenditures for applicable overhead costs, including related rent, insurance, and depreciation. The Company has incurred costs of $218,755 through June 30, 1998 related to general and administrative expenses. The Company expects general and administrative expenses to continue to increase in absolute dollars as the Company expands its staff and incurs additional costs related to the growth of its business.

Liquidity and Capital Resources

   At June 30, 1998, the Company had a cash balance of $509,751. Net cash of $316,965 was used for operating activities from inception through June 30, 1998 principally as a result of the net losses of $1,180,104 generated during the period. Of the net loss, $751,714 represented the expense associated with stock and stock options granted to advisors. Purchases of property and equipment totaled $37,384.

   The Company financed its operations from inception through June 1998 using loans of $170,000, including $110,000 loaned to the Company by two of its Directors and a member of its Advisory Board. These loans were secured by notes with an interest rate of 10.0% per annum, due in December 1998. All outstanding principal and interest related to these notes was to have been converted at the closing of the Company's initial sale of Series A Preferred Stock. The Company did not issue such Series A Preferred Stock because of the pending merger with Atlantis Ventures and, in May 1998, these notes were converted into 501,500 shares of common stock prior to the merger.

   In May 1998, the Company merged with Atlantis Ventures, a Florida corporation that was organized in August 1989 and had no revenues or operations of any kind prior to the merger with the Company. Prior to the merger, Atlantis Ventures issued 2,500,000 units at a price of $0.20 per share in a private placement. Each unit consisted of one share of common stock and one warrant with each five warrants entitling the holder to purchase one common share for $1.00. Warrants to purchase 200,000 shares of common stock were exercised in May 1998, and warrants to purchase 300,000 shares of common stock were exercised in August 1998.

   On October 28, 1998, the Company raised proceeds of approximately $500,000 through the sale of 500 shares of Series A Preferred Stock and Warrants to purchase 100,000 shares of the Company's Common Stock to one accredited investor.

   The Company's existing capital resources will not be sufficient to enable it to maintain its operations. The Company will require additional funds to sustain and expand its sales and marketing and research and development activities and its strategic alliances and may need additional funding. Management is in the process of pursuing additional equity financing, although there is no assurance that such efforts will be successful. Adequate funds for these and other purposes, whether through additional equity financing, debt financing or other sources, may not be available when needed or on terms acceptable to the Company, or may result in significant dilution to existing stockholders. The inability to obtain sufficient funds from operations and external sources would have a material adverse effect on the Company's business, results of operations and financial condition.

Risks Associated with the Year 2000

   The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. As a result, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.



   Since the Company's systems and software are relatively new, management does not expect Year 2000 issues related to its own internal systems to be significant and does not anticipate that it will incur significant operating expenses or be required to invest heavily in computer systems improvements to be Year 2000 compliant. As the Company makes arrangements with significant suppliers and service providers, the Company intends to determine the extent to which the Company's interface systems may b vulnerable should those third parties fail to address and correct their own Year 2000 issues. The Company anticipates that this will be an ongoing process as the Company begins to implement supplier and service provider arrangements throughout 1999. There can be no assurance that the systems of suppliers or other companies on which the Company relies will be converted in a timely manner and will not have a material adverse effect on the Company's systems. Additionally, there can be no assurance that the computer systems necessary to maintain the viability of the Internet or any of the Web sites that direct consumers to the Company's web site will be Year 2000 compliant. As part of the Company's Year 2000 compliance plan, the Company is developing plans to operate its website from different systems and/or at a different location in the event of any significant disruption as a result of the Year 2000 issues. The Company believes it is taking the steps necessary regarding Year 2000 compliance with respect to matters within its control. However, no assurance can be given that the Company's systems will be made Year 2000 compliant in a timely manner or that the Year 2000 problem will not have a material adverse effect on the Company's business, financial condition and results of operations.

FACTORS THAT MAY AFFECT FUTURE RESULTS

Development Stage Company; Limited Operating History; Anticipated Losses; Uncertainty of Future Results

GoodNoise Corporation has only a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company's prospects must be evaluated with a view to the risks encountered by a company in an early stage of development, particularly in light of the uncertainties relating to the new and evolving markets in which the Company intends to operate and acceptance of the Company's business model. GoodNoise will be incurring costs to develop, introduce, and enhance its website, to establish marketing and distribution relationships, to create and enhance its music catalog, and to build an administrative organization. To the extent that such expenses are not subsequently followed by commensurate revenues, the Company's business, results of operations, and financial condition will be materially adversely affected. There can be no assurance that the Company will be able to generate sufficient revenues from the sale of music recordings, related merchandise, advertising, and sponsorships to achieve or maintain profitability on a quarterly or annual basis in the future. GoodNoise expects negative cash flow from operations to continue for the foreseeable future as it continues to develop and market its business.

Need For Additional Funds.

   The Company's current capital resources will not be sufficient to enable it to maintain its operations. The Company will require additional funds to sustain and expand its sales and marketing and research and development activities and its strategic alliances and may need additional funding if a well-financed competitor emerges or if there is a shift in the type of Internet services that are developed and ultimately receive customer acceptance. The Company is currently seeking such funding. Adequate funds for these and other purposes, whether through additional equity financing, debt financing or other sources, may not be available or on terms acceptable to the Company, or may result in significant dilution to existing stockholders. The inability to obtain sufficient funds from operations and external sources would have a material adverse effect on the Company's business, results of operations and financial condition.


Dependence on the Internet; Uncertain Acceptance of the Internet as a Medium for Commerce

   Use of the Internet by consumers is at an early stage of development, and market acceptance of the Internet as a medium for commerce is subject to a high level of uncertainty. The Company's future success will depend on its ability to significantly increase revenues, which will require the development and widespread acceptance of the Internet as a medium for commerce. There can be no assurance that the Internet will be a successful retailing channel. The Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure, such as reliable network backbones, or complementary services, such as high speed modems and security procedures for financial transactions. The viability of the Internet may prove uncertain due to delays in the development and adoption of new standards and protocols (for example, the next generation Internet Protocol) to handle increased levels of Internet activity or due to increased government regulation. If use o the Internet does not continue to grow, or if the necessary Internet infrastructure or complementary services are not developed to effectively support growth that may occur, the Company's business, results of operations, and financial condition could be materially adversely affected.

   Use of the Internet by consumers is at an early stage of development, and market acceptance of the Internet as a medium for obtaining recordings, information, entertainment, commerce, and advertising is subject to a high level of uncertainty. If Internet-based downloading of musical content is not widely accepted by consumers and recording artists, the Company's business, results of operations, and financial condition will be materially adversely affected.

   The Company's future success will be significantly dependent upon its ability to create, license, and deliver entertaining and compelling Internet music-related content in order to attract users to its websites to purchase music and related merchandise and to attract advertisers to its websites. There can be no assurance that the Company's content will be attractive to a sufficient number of users to generate significant revenues. There can also be no assurance that the Company will be able to anticipate, monitor, and successfully respond to rapidly changing consumer tastes and preferences so as to continually attract a sufficient number of users to its websites. If the Company is unable to develop Internet content that allows it to attract, retain, and expand a loyal user base, its business, results of operations, and financial condition will be materially adversely affected.

Risks of Technology Trends and Evolving Industry Standards (Bandwidth)

   The Company's success will depend upon the development of the Internet infrastructure such that large amounts of bandwidth are available to a wide number of users. Online delivery of music, at current compression rates, requires large amounts of Internet bandwidth to download to a customer's computer in an acceptable time span. Until there is widespread access to high speed Internet connections or deeper compression of music files, the market for online music will remain limited to those Internet users with such high speed access.

   The Company's success will also depend upon its ability to develop and provide new products and services. The delivery of music online is and will continue to be, like the Internet, characterized by rapidly changing technology, evolving industry standards, changes in customer requirements, and frequent new service and product introductions. The Company's future success will depend, in part, on its ability to effectively use leading technologies to continue to develop its technological expertise to enhance its current services, to develop new services that meet changing customer requirements and to influence and respond to emerging industry standards and other technological changes on a timely and cost-effective basis. In addition, the Company's business could be adversely affected if an industry standard for hardware used in the storage and playback of the Company's products is slow or fails to develop.


Competition.

   The market for Internet content providers is new, highly competitive, and rapidly changing. Since the Internet's commercialization in the early 1990's, the number of websites on the Internet competing for consumers' attention and spending has proliferated. With no substantial barriers to entry, the Company expects that competition will continue to intensify. Currently, there are more than one hundred music retailing websites on the Internet. With respect to competing for consumers' attention, in addition to intense competition from Internet content providers, the Company also faces competition from traditional media such as radio, television, and print. GoodNoise also competes with major and independent record labels.

   The Company believes that the primary competitive factors in providing music entertainment products and services via the Internet are name recognition, content available on an exclusive basis, variety of value-added services, ease of use, price, quality of service, availability of customer support, reliability, technical expertise, and experience. The Company's success in this market will depend heavily upon its ability to provide high quality, entertaining content, along with cutting-edge technology and value-added Internet services. Other factors that will affect the Company's success include the Company's ability to attract experienced marketing, sales, and management talent. In addition, the competition for advertising revenues, both on Internet websites and in more traditional media, is intense. The Company believes that its high-quality downloadable music content will be an important differentiation from other music-related and music-merchandising websites.

   Many of the Company's current and potential competitors in the Internet and music entertainment businesses have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition, and larger existing customer bases than the Company. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion, and sale of their products o services than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors.

Potential Fluctuations in Quarterly Operating Results

   The Company's quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, most of which are outside the Company's control, including: the level of use of the Internet; the demand for downloadable music content and Internet advertising; seasonal trends in both Internet use, purchases of downloadable music, and advertising placements; the addition or loss of advertisers; the level of traffic on the Company's Internet sites; the amount and timing of capital expenditures and other costs relating to the expansion of the Company's Internet operations; the introduction of new sites and services by the Company or its competitors; price competition or pricing changes in the industry; technical difficulties or system downtime; general economic conditions, and economic conditions specific to the Internet and Internet media. Due to the foregoing factors, among others, it is likely that the Company's operating results will fall below the expectations of the Company or investors in some future quarter.

Risks Inherent in the Music Industry

   The music industry, like other creative industries, involves a substantial degree of risk. Each recording is an individual artistic work, and its commercial success is primarily determined by consumer taste, which is unpredictable and constantly changing. Accordingly, there can be no assurance as to the financial success of any particular release, the timing of any such success or the popularity of any particular artist, or the Company's ability to attract and sign artists to the GoodNoise record label. Furthermore, the Company believes that it is standard practice for record companies to pay substantial advances to artists. The Company may incur significant expenses in connection with paying its artists such advances, which could materially adversely affect the Company's results of operations, and financial position. In circumstances when the Company does not pay such advances, it will be competing for artistic talent at a disadvantage to other record labels that do pay such advances. There can b no assurance that the Company will be able to generate sufficient revenues from successful releases to cover the costs of unsuccessful releases. The music industry is dominated by a small number of large record companies that have significantly greater experience and financial, marketing, and distribution resources than the Company. There can be no assurance of the Company's ability to compete effectively in that market.

Dependence Upon Strategic Alliances

   The Company intends to rely on certain strategic alliances to attract users to its websites, to attract paid advertising to its websites, and to provide alternative distribution channels for music rights and licenses it hopes to acquire. For example, the Company will seek to enter into a strategic alliance with a major music publishing company for the worldwide administration of any music publishing rights the Company acquires from its recording artists. The Company will seek alliances with computer and entertainment companies which the Company believes will result in increased traffic to its websites. The inability to enter into new, and to maintain any one or more of its existing, strategic alliances could have a material adverse effect on the Company's business, results of operations, and financial condition.

Uncertain Acceptance and Maintenance of the GoodNoise Brand

   The Company believes that establishing and maintaining the GoodNoise brand is a critical aspect of its efforts to attract and expand its Internet audience and that the importance of brand recognition will increase due to the growing number of Internet sites and the relatively low barriers to entry in providing Internet content. If the Company is unable to provide high quality content or otherwise fails to promote and maintain its brand, or if the Company incurs excessive expenses in an attempt t improve its content or promote and maintain its brand, the Company's business, results of operations, and financial condition will be materially adversely affected.

Dependence on Key Personnel and Hiring of Additional Personnel

   The Company's performance is substantially dependent on the services of Robert H. Kohn (Chairman), Gene Hoffman, Jr. (Chief Executive Officer), and Joseph Howell (Executive Vice President and Chief Financial Officer) as well as on the Company's ability to recruit, retain, and motivate its other officers and key employees. The Company's success also depends on its ability to attract and retain additional qualified employees. Competition for qualified personnel is intense and there are a limited number of persons with knowledge of and experience in the Internet and music entertainment industries. There can be no assurance that the Company will be able to attract and retain key personnel. The loss of one or more key employees could have a material adverse effect on the Company.

   The Company believes its future success will also depend in large part upon its ability to attract and retain highly skilled management, engineering, sales and marketing, finance, and manufacturing personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The loss of the services of any of the key personnel, the inability to attract or retain qualified personnel in the future, or delays in hiring required personnel, particularly engineers and sales personnel, could have a material adverse effect on the Company's business, results of operations, and financial condition. In addition, companies in the Internet and music industries whose employees accept positions with competitive companies frequently claim that their competitors have engaged in unfair hiring practices. There can be no assurance that the Company will not receive such claims in the future as it seeks to hire qualified personne or that such claims will not result in material litigation involving the Company. The Company could incur substantial costs in defending itself against any such claims, regardless of the merits of such claims.

Dependence on Third Parties for Internet Operations

   The Company's ability to advertise on other Internet sites and the willingness of the owners of such sites to direct users to the Company's Internet sites through hypertext links are critical to the success of the Company's Internet operations. The Company also relies on the cooperation of owners of copyrighted materials and Internet search services and on its relationships with third party vendors of Internet development tools and technologies. There can be no assurance that the necessary cooperation from third parties will be available on acceptable commercial terms or at all. If the Company is unable to develop and maintain satisfactory relationships with such third parties on acceptable commercial terms, or if the Company's competitors are better able to leverage such relationships, the Company's business, results of operations and financial condition will be materially adversely affected.

Risks Associated with Acquisitions

   As part of its business strategy, the Company may from time to time acquire assets and businesses principally relating to or complementary to its operations. These acquisitions may include acquisitions for the purpose of acquiring musical content and/or technology. The Company has entered into agreements to acquire Nordic and Emusic. Among other things, the closing of these transactions is dependent upon satisfactory due diligence and on the Company obtaining $3 million of additional financing. These and any other acquisitions by the Company involve risks commonly encountered in acquisitions of companies. These risks include, among other things, the following: the Company may be exposed to unknown liabilities of acquired companies; the Company may incur acquisition costs and expenses higher than it anticipated; fluctuations in the Company's quarterly and annual operating results may occur due to the costs and expenses of acquiring and integrating new businesses or technologies; the Company may experience difficulties and expenses in assimilating the operations and personnel of the acquired businesses; the Company's ongoing business may be disrupted and its management's time and attention may be diverted; the Company may be unable to integrate successfully or to complete the development and application of acquired technology and may fail to achieve the anticipated financial, operating, and strategic benefits from these acquisitions; the Company may experience difficulties in establishing and maintaining uniform standards, controls, procedures, and policies; the Company's relationships with key employees and customers of acquired businesses may be impaired, or these key employees and customers may be lost as a result of changes in management and ownership of the acquired businesses; and the Company may incur amortization expenses if an acquisition is accounted for as a purchase, resulting in significant goodwill or other intangible assets. In addition, the Company's stockholders may be dilute if the consideration for the acquisition consists of equity securities. The Company may not overcome these risks or any other problems encountered in connection with acquisitions. If the Company is unsuccessful in doing so, its business, results of operations and financial condition could be materially and adversely affected.

Security Risks

   A party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's Internet operations. The Company may be required to expend significant capital and resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. Consumer concern over Internet security has been, and could continue to be, a barrier to commercial activities requiring consumers to send their credit card information over the Internet. Computer viruses, break-ins, or other security problems could lead to misappropriation of proprietary information and interruptions, delays, or cessation in service to the Company's customers. Moreover, until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential customers may inhibit the growth of the Internet as a merchandising medium.

Dependence on Intellectual Property Rights; Risks of Infringement

   The Company relies on copyright and trade secret laws to protect its content and proprietary technologies and information, but there can be no assurance that such laws will provide sufficient protection to the Company, that others will not develop technologies that are similar or superior to the Company's, or that third parties will not copy or otherwise obtain and use the Company's content or technologies without authorization.

Dependence on Licensed Technology

   The Company may rely on certain technology licensed from third parties, and there can be no assurance that these third party technology licenses will be available to the Company on acceptable commercial terms or at all.


Governmental Regulation and Legal Uncertainties

   The Company is not currently subject to direct federal, state, or local regulation, and laws or regulations applicable to access to or commerce on the Internet, other than regulations applicable to businesses generally. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, "indecent" materials, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights, and information security. The adoption of any such laws or regulations might also decrease the rate of growth of Internet use, which in turn could decrease the demand for the Company's products and services or increase the cost of doing business or in some other manner have a material adverse effect on the Company's business, results of operations, and financial condition. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity, and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. The Company does not believe that such regulations, which were adopted prior to the advent of the Internet, govern the operations of the Company's business nor have any claims been filed by any state implying that the Company is subject to such legislation. There can be no assurance, however, that a state will not attempt to impose these regulations upon the Company in the future or that such imposition will not have a material adverse effect on the Company's business, results of operations, and financial condition.

   Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for the services of the Company or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on the Company's business, results of operations, and financial condition. In addition, because the Company's services are accessible worldwide, and the Company facilitates sales of goods to users worldwide, other jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in a particular state or foreign country. The Company is qualified to do business in California, and failure by the Company to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject the Company to taxes and penalties for the failure to qualify and could result in the inability of the Company to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business, could have a material adverse effect on the Company's business, results of operations, and financial condition.

Potential Liability for Sales and Other Taxes

   The Company does not currently collect sales or other similar taxes in respect of the delivery of its products into states other than California where the Company collects sales taxes for sales of tangible products. New state tax regulations may subject the Company to the assessment of sales and income taxes in additional states. Although the Internet Tax Freedom Act precludes for a period of three years the imposition of state and local taxes that discriminate against or single out the Internet, it does not impact currently existing taxes. Tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in Internet retailing and are currently considering an agreement with certain of these companies regarding the assessment and collection of sales taxes. The Company is not a party to any such discussions.

Risks Associated with International Markets

   The future success of the Company will depend in part on its ability to generate international sales. There can be no assurance, however, that the Company will be successful in generating international sales of its products. Sales to customers in certain foreign countries will be subject to a number of risks, including: foreign currency risk; the risks that agreements may be difficult or impossible to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; or foreign countries could impose withholding taxes or otherwise tax the Company's foreign income, impose tariffs, embargoes, or exchange controls, or adopt other restrictions on foreign trade. In addition, the laws of certain countries do not protect the Company's offerings and intellectual property rights to the same extent as the laws of the United States. Failure of the Company's efforts to compete successfully or to expand the distribution of its offerings i international markets could have a material adverse effect on the Company's business, results of operations, and financial condition.

Management of Growth

    The Company expects to experience significant growth in the number of employees and the scope of its operations. In particular, the Company intends to hire additional engineering, sales, marketing, and support personnel. This hiring will result in increased responsibilities for management. The future success of the Company will depend on its ability to increase its customer support capability and to attract, train, and retain qualified technical, sales, marketing, and management personnel, for whom competition is intense. In particular, the current availability of qualified sales and engineering personnel is quite limited, and competition among companies for such personnel is intense. During strong business cycles, the Company expects to experience continued difficulty in filling its needs for qualified sales, engineering, and other personnel.

   The Company's future success will be highly dependent upon its ability to successfully manage the expansion of its operations. The Company's ability to manage and support its growth effectively will be substantially dependent on its ability to implement adequate improvements to financial and management controls, reporting and order entry systems, and other procedures and hire sufficient numbers of financial, accounting, administrative, and management personnel. The Company's expansion and the resulting growth in the number of its employees has resulted in increased responsibility for both existing and new management personnel. The Company is in the process of establishing and upgrading its financial and accounting systems and procedures. There can be no assurance that the Company will be able to identify, attract, and retain experienced accounting and financial personnel. The Company's future operating results will depend on the ability of its management and other key employees to implement and improve its systems for operations, financial control, and information management, and to recruit, train, and manage its employee base. There can be no assurance that the Company will be able to achieve or manage any such growth successfully or to implement and maintain adequate financial and management controls and procedures, and any inability to do so would have a material adverse effect on the Company's business, results of operations, and financial condition.

   The Company's future success depends upon its ability to address potential market opportunities while managing its expenses to match its ability to finance its operations. This need to manage its expenses will place a significant strain on the Company's management and operational resources. If the Company is unable to manage its expenses effectively, the Company's business, results of operations, and financial condition will be materially adversely affected.


Rapid Technological Change

   The market in which the Company competes is characterized by frequent new product introductions, rapidly changing technology, and the emergence of new industry standards. The rapid development of new technologies increases the risk that current or new competitors will develop products or services that reduce the competitiveness and are superior to the Company's products and services. The Company's future success will depend to a substantial degree upon its ability to develop and introduce in a timely fashion new products and services and enhancements to its existing products and services that meet changing customer requirements and emerging industry standards. The development of new, technologically advanced products and services is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. There is a potential for product development delay due to the need to comply with new or modified standards. There can be no assurance that the Company will be able to identify, develop, market, support, or manage the transition to new or enhanced products or services successfully or on a timely basis, that new products or services will be responsive to technological changes or will gain market acceptance, or that the Company will be able to respond effectively to announcements by competitors, technological changes, or emerging industry standards. The Company's business, results of operations, and financial condition would be materially and adversely affected if the Company were to be unsuccessful, or to incur significant delays, in developing and introducing new products, services, or enhancements.


Y2K Disclosure

   The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. As a result, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

   Since the Company's systems and software are relatively new, management does not expect Year 2000 issues related to its own internal systems to be significant and does not anticipate that it will incur significant operating expenses or be required to invest heavily in computer systems improvements to be Year 2000 compliant. As the Company makes arrangements with significant suppliers and service providers, the Company intends to determine the extent to which the Company's interface systems may be vulnerable should those third parties fail to address and correct their own Year 2000 issues. The Company anticipates that this will be an ongoing process as the Company begins to implement supplier and service provider arrangements throughout 1999. There can be no assurance that the systems of suppliers or other companies on which the Company relies will be converted in a timely manner and will not have a material adverse effect on the Company's systems. Additionally, there can be no assurance that the computer systems necessary to maintain the viability of the Internet or any of the Web sites that direct consumers to the Company's web site will be Year 2000 compliant. As part of the Company's Year 2000 compliance plan, the Company is developing plans to operate its website from different systems and/or at a different location in the event of any significant disruption as a result of Year 2000 issues. The Company believes it is taking the steps necessary regarding Year 2000 compliance with respect to matters within its control. However, no assurance can be given that the Company's systems will be made Year 2000 compliant in a timely manner or that the Year 2000 problem will not have a material adverse effect on the Company's business, financial condition and results of operations.

Control by Management and Existing Stockholders

   The Company's executive officers, directors, and affiliated entities together beneficially own a majority of the voting control of the Company's capital stock. As a result, these stockholders, acting together, are able to influence significantly and control most matters requiring approval by the Company's stockholders, including the election of directors. Such a concentration of ownership may have the effect of delaying or preventing a change in control of the Company.


Limited Public Market; Possible Volatility of Share Price

   The Company's Common Stock is quoted on the OTC Bulletin Board. As of December 14, 1998, there were approximately 15,015,300 shares of Common Stock outstanding, of which approximately 2.8 million are freely tradable without restriction under the Securities Act. Substantially all of the remaining shares will not be tradable under Rule 144 until May 1999. The trading market for the Company's Common Stock is currently limited to relatively low volume. There can be no assurance that a trading market will be sustained in the future. Factors such as announcements of technological innovations or new products by the Company or its competitors, failure to meet securities analysts' expectations, government regulatory action, patent or proprietary rights developments, and market conditions for technology stocks in general could have a material effect on the price of the Company's securities.


ITEM 3.           DESCRIPTION OF PROPERTY.

   The Company's corporate headquarters is located in Palo Alto, California. The Company has leased its facilities and certain other equipment under operating and capital lease agreements. The Company has leased approximately 1,600 square feet of office space at these facilities. The Company believes that its existing facilities plans are adequate for its current requirements and that additional space can be obtained to meet its requirements for the foreseeable future.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


   The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as December 14, 1998 (i) by each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) by each of the Named Executive Officers and by each of the Company's directors and (iii) by all current executive officers and directors as a group. Except pursuant to applicable community property laws or as indicated in the footnotes to this table, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such stockholder.

Name                                           Number               Percent (2)
----                                           ------               -----------
Executive Officers and Directors (1)
Robert Kohn .................................. 3,701,500                24.2%
Gene Hoffman, Jr.. (3) ....................... 3,658,000                24.0
Gary Culpepper ...............................   949,900                 6.2
Joseph Howell (4) ............................   163,888                 1.1
Ralph Peer, II................................   147,500                 1.2
All executive officers and directors as a
  group (5 persons) (4)....................... 8,620,788                56.5%

---------------

*    Less than 1%.

(1) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days upon the exercise of options. Calculations of percentages of beneficial ownership assume the exercise by only the respective named stockholders of all options for the purchase of Common Stock held by such stockholder which are exercisable within 60 days of December 14, 1998. Unless otherwise indicated, the address of each of the named individuals is: c/o GoodNoise Corporation, 719 Colorado Avenue, Palo Alto, California 94303.

(2) Percentage of beneficial ownership excludes: (i) up to 2,587,550 shares issuable upon exercise of outstanding stock options and warrants and (ii) 2,190,000 shares of Common Stock issuable in connection with the acquisitions of Nordic and Emusic. Percentage of beneficial ownership includes 89,500 shares of Common Stock issuable as of December 14, 1998 on conversion of the 500 outstanding Series A Preferred shares.
(3) Includes 400,000 shares for which Gene Hoffman has voting rights pursuant to a voting agreement. Mr. Hoffman disclaims beneficiary ownership of such shares except to the extent of his pecuniary interest therein.

(4)  Includes 163,888 shares which are issuable upon exercise of options.

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS


   The following table sets forth certain information about the Executive Officers, Directors and certain other officers of the Company, as well as certain members of its senior management, and their ages and positions as of December 1, 1998.


                Name                             Age                            Position(s)
--------------------------------------           ---       ------------------------------------------------
Robert H. Kohn*.......................            41       Chairman and Secretary
Gene Hoffman, Jr*.....................            23       President, Chief Executive Officer, and Director
Ralph Peer, II........................            54       Director
Gary Culpepper*.......................            48       Executive Vice President, Business Affairs
Joseph H. Howell*.....................            46       Executive Vice President and Chief Financial Officer
Brian Brinkerhoff.....................            36       Vice President, Content Acquisition
Steven Grady..........................            32       Vice President, Corporate Communications
Brett A. Thomas.......................            28       Vice President, Engineering

* Executive Officer

   Robert H. Kohn, a co-founder of the Company, has been Chairman of the Board and Secretary since January 1998. From October 1996 to December 1997, Mr. Kohn was Vice President, Business Development and General Counsel of Pretty Good Privacy, Inc. ("PGP"), a developer and marketer of Internet encryption and security software. From March 1987 to September 1996, he was Senior Vice President of Corporate Affairs, Secretary, and General Counsel of Inprise Corporation (formerly Borland International, Inc.) ("Inprise"), a developer and marketer of personal computer software. Mr. Kohn also served as chief legal counsel for Ashton-Tate Corporation. Prior to Ashton-Tate, he was an attorney at the Beverly Hills law offices of Rudin & Richman, an entertainment law firm whose clients included Frank Sinatra, Liza Minelli, Cher and Warner Brothers Music. He was also Associate Editor of the Entertainment Law Reporter, for which he continues to serve as a member of the Advisory Board. A member of the California Bar Association, Mr. Kohn co-authored Kohn On Music Licensing, a treatise on music industry law for lawyers, music publishers, and songwriters. He graduated from Loyola Law School, Los Angeles and received a Bachelor of Arts degree in Business Administration with a minor in economics, magna cum laude, from California State University at Northridge. Mr. Kohn is also an adjunct professor of law at Monterey College of Law, where he teaches Corporate
Law.

   Gene Hoffman, Jr., a co-founder of the Company, has been President, Chief Executive Officer, and a Director since January 1998. From November 1996 to December 1997, Mr. Hoffman was Director of Business Development and Director of Interactive Marketing of PGP. While at PGP, he managed strategic opportunities and then, as Director of Internet Marketing, he re-launched the Company website from a marketing, sales, and technical perspective. Mr. Hoffman was responsible for all e-commerce and export control of downloadable goods sold from the PGP website. From October 1995 to November 1996, he was Executive Vice President of PrivNet, Inc., an Internet privacy software company. At PrivNet, Mr. Hoffman was responsible for product strategy, business development, and all corporate affairs. Mr. Hoffman also worked at IBM's component facility in Charlotte, North Carolina. From August 1993 to October 1995, Mr. Hoffman was a student at the University of North Carolina, Chapel Hill.

   Ralph Peer, II, a Director since June 1998, is Chairman and Chief Executive Officer of peermusic, a global network of music publishing and production companies. In addition, Mr. Peer is Vice President and Director of the National Music Publishers' Association (U.S.A.) and the Harry Fox Agency. He is a lifetime director and past president of the Country Music Association and a publisher/director of ASCAP (American Society of Composers, Authors, and Publishers). Mr. Peer is also a director of Fox Agency International (Singapore) and a consultant to the board of MCPS (Mechanical Copyright Protection Society, U.K.). He is a past president and a current director of ICMP (International Confederation of Music Publishers) and in 1997 was elected "President d'Honneur" of the Confederation.

   Gary Culpepper joined the Company in April 1998 as Executive Vice President, Business Affairs. From May 1995 to March 1998, Mr. Culpepper was in private law practice, specializing in music and entertainment transactions for recording artists, producers, and songwriters. From April 1994 to April 1995, Mr. Culpepper was Senior Counsel for Sony Pictures/Columbia/TriStar Home Video. Mr. Culpepper previously served as Vice President, Business Affairs/Music for Paramount Pictures Corporation, where he was responsible for the negotiation, structuring, and administration of all music-related rights for all film and soundtrack licensing agreements, budget planning, and financial analysis for all music-related deal-making activities. Prior to that, Mr. Culpepper was Director, Business Affairs for Capitol Records, Inc., where he was responsible for the negotiation and administration of all artist, producer, distribution, music video production agreements, and master use licensing activities. He was also Senio Counsel for Casablanca Records & Filmworks, Assistant General Counsel for ABC Records, Inc., and Manager, A&R Administration for A&M Records. He is a member of the California Bar Association, graduated cum laude from University of California, Los Angeles, and received his law degree from Southwestern University.

   Joseph H. Howell joined the Company in April 1998 as Executive Vice President and Chief Financial Officer. From January 1995 to April 1998, Mr. Howell was Senior Vice President and Chief Financial Officer of Merix Corporation, a manufacturer of high-technology, multilayer, printed circuit boards. From May 1988 to January 1995, Mr. Howell served as Vice President, Controller of Inprise. He also served as Inprise's acting Chief Financial Officer in 1994. Mr. Howell received a Bachelor of Arts, University of Michigan in 1974 and a Masters of Science in Accounting from Eastern Michigan University in 1977.

   Brian Brinkerhoff, joined the Company in November 1998 as Vice President, Content Acquisition. From January 1995 to November 1998, Mr. Brinkerhoff was Head of Creative Music Publishing at The Walt Disney Company, a multinational entertainment company. From January 1992 to December 1994, he was a principal of Vis-a-Vis Entertainment Company, a music publishing company. From May 1989 to December 1991, Mr. Brinkerhoff was Product Manager, Kodak Interactive Systems, a developer and marketer of personal computer software. Mr. Brinkerhoff received a Bachelors of Arts degree in economics from the University of California at Davis.

   Steven Grady joined the Company in May 1998 as Vice President, Corporate Communications. From July 1997 to May 1998, Mr. Grady was Director, Corporate Communications for Inprise, where he was responsible for public relations and investor relations. From July 1996 to July 1997, he was Director, Marketing Communications for Infoseek, where he was responsible for public relations, marketing communications, and trade shows. From 1992 to June 1995, he served as Director, Corporate Communications for Inprise. Prior to Inprise, Mr. Grady served in a variety of corporate communications and marketing positions with Ashton-Tate, TeraData, and Lotus Development. Mr. Grady received a Masters degree in Communications Studies from Emerson College and a Bachelor of Arts degree in Public Communications from Ashland University.

   Brett A. Thomas joined the Company in April 1998 as Vice President, Engineering. From November 1996 to January 1998, Mr. Thomas was Principal Engineer for P GP, where he was responsible for the design and implementation of PGP 4.5 and 5.0 for Win32, PGP for Unix and PGP's key server software. Previously, Mr. Thomas was a senior engineer for NCR, where he developed r their check processing software. Prior to NCR, he wrote automated document processing programs for MCI, internal management software for an insurance company, and inventory control systems under contract to IBM. Since 1994, Mr. Thomas has been involved in the Linux (a free version of Unix) software community, maintaining web sites operating on Linux platform and making several modifications to the source code of the core of the Linux operating system.

Advisory Panel

   Peter Yarrow is a member of Peter, Paul & Mary, and is co-writer of such songs as "Puff The Magic Dragon," "Weave Me The Sunshine," "Light One Candle," "Torn Between Two Lovers," and "Day Is Done." In addition, Peter co-produced and co-wrote a musical called You Are What You Eat in the late 1960's, and he created a number of children's videos based on Puff The Magic Dragon.

   Kevin Cronin is the lead singer of REO Speedwagon, and writer of the songs "Keep Pushin'" and "Roll With The Changes" and his first number one song, "Keep On Loving You."

   Lee Lorenzen, Chairman and Chief Executive Officer of Catalog City, Inc., an Internet commerce company. Mr. Lorenzen is also a member of the Board of Fractal Design and past Chief Executive Officer and Chairman of the Board of Altura Software.

ITEM 6.           EXECUTIVE COMPENSATION


   The Company began operations in January 1998. For the period from inception through June 30, 1998, the compensation payable to Robert H. Kohn, Gene Hoffman, Gary Culpepper and Joseph Howell (the only officers compensated during such period) was $25,625, $31,250, $27,917 and $15,625, respectively.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


    A total of 8,378,000 shares of common stock were issued by GN Delaware at $0.01 per share to the Company's founders in February 1998, of which 1,062,000 were issued subject to a Restricted Stock Purchase Agreement (the "Agreement") to one of the founders. The Agreement provides the Company with the right to repurchase 590,000 of these shares at a nominal price subject to ratable vesting over three years.

   In February 1998, GN Delaware entered into an agreement to borrow $110,000 from two of the Company's directors and a member of its Advisory Board through the issuance of promissory notes bearing interest at 10.0% per annum, due in December 1998. In April, GN Delaware entered into agreements to borrow an additional $60,000 from two unrelated parties under the same terms. All outstanding principal and interest related to these notes were to be converted at the closing of GN Delaware's initial sal of Series A Preferred Stock. GN Delaware did not issue the Series A Preferred Stock and, on May 1, 1998, these notes were converted into 501,500 shares of common stock (including 324,500 to the Company's directors and member of the Advisory Board).

   On May 11, 1998, the Registrant (GoodNoise Corporation, a Florida Corporation, formerly Atlantis Ventures Corporation) entered into an Agreement and Plan of Reorganization pursuant to which it acquired (the "Merger") GN Delaware. In connection with such acquisition, the Registrant exchanged 11,015,300 shares of its Common Stock for all outstanding stock of GoodNoise Delaware and assumed outstanding GN Delaware options for the purchase of an additional 2,032,550 shares of the Registrant's Common Stock. Following such transaction, the directors and officers of GN Delaware became the directors and officers of the Registrant. Of the shares issued as part of such transaction, 8,555,000 shares were issued to such directors and officers. The 11,015,300 shares issued to the GN Delaware shareholders represented approximately 74.9% of the total number of shares outstanding following the Merger. The shareholders of the Registrant prior to the Merger had no affiliation with GN Delaware and following the Merger ceased to be affiliates of the Registrant.


ITEM 8.           DESCRIPTION OF SECURITIES

   The authorized capital stock of the Company consists of 200,000,000 shares of Common Stock and 500,000 shares of Preferred Stock. The following summary of certain provisions of the Common Stock and the Preferred Stock of the Company does not purport to be complete and is subject to, and qualified in its entirety by, the Articles of Incorporation and Bylaws of the Company that are included as exhibits to this Form 10-SB and by the provisions of applicable law.

Common Stock

   As of December 14, 1998, there were approximately 15,015,300 shares of Common Stock outstanding held of record by 56 stockholders. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Common Stock. Subject to preferences applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any Preferred Stock. Holders of Common Stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. All outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock


   The Board of Directors has the authority to issue up to 500,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company.

   2,000 shares of Preferred Stock have been designated as Series A Preferred Stock ("Series A Shares"), 500 of which were outstanding as of December 14, 1998. Each Series A Share is initially convertible, at the option of its holder, into shares of Common Stock of the Company based upon a conversion price equal to the lower of 85% of the average of the four lowest closing prices of the Company's Common Stock during the twenty trading days before the conversion date or $7.91. The following is a summary of the rights, preferences and privileges of the Series A Shares:

   Dividends. The Series A Shares are not entitled to any preference with respect to dividend payments.

   Voting Rights. The holders of the Series A Shares have no voting rights except as required by law.

   Liquidation Preference. Upon any liquidation, dissolution or winding up of the affairs of the Company, the holder of each Series A Share shall be entitled to be paid $1,000 per share (the amount initially paid for such shares) plus an amount calculated at the rate of six percent per annum of such price per share. If the assets of the Company upon such event are insufficient to make such payment in full, then the holders of Series A Shares shall be entitled to pro rata distribution of all the assets of the Company. After payment in full of the liquidation preference to the holders of Series A Shares, such holders are entitled to no further distributions.

   Conversion. The Series A Shares are convertible into shares of Common Stock at the election of the holder of such Series A Shares at a price (the "Conversion Rate") equal to the lower of (i) $7.91, (ii) 110% the closing price on the day 180 days following October 28, 1998 or (iii) the market price when a holder of Series A Shares delivers notice of his election to convert such shares. "Market price" is generally determined by the average of the four lowest closing prices for the 20 trading days prior to the applicable date.

   Any Series A Shares outstanding three years after the date such shares were initially issued automatically convert into shares of the Company's Common Stock at the then applicable Conversion Rate.

   Adjustments to Conversion Rate. The Conversion Rate is subject to proportional adjustment upon any stock split, stock dividend or other similar change to the capital stock of the Company and certain other adjustments upon future issuances of Common Stock or rights to acquire Common Stock at a price less than the then applicable Conversion Rate.

   Redemption. Under certain circumstances the Company has the right to redeem the Series A Shares. Under certain other circumstances the Investor has the right to require the Company to redeem the Series A Shares.

Transfer Agent and Registrar

   The transfer agent and registrar for the Common Stock is Interwest Transfer Co. Inc.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

Price Range of Common Stock


         The Company's Common Stock has been quoted on the OTC Bulletin Board since April 27 1998 initially under the symbol ALVT and since May 12, 1998 under the symbol GDNO. The following table sets forth the highest and lowest closing prices for the periods indicated.

1998                                                                                   High                Low
-------------------------------------------------------------------------------- -----------------  -----------------
Second calendar quarter (prior to May 12, 1998)                                        1.00                .06
Second calendar quarter (after to May 12, 1998)                                        7.25               5.00
Third calendar quarter                                                                 8.19               6.00
Fourth calendar quarter (through December 14, 1998)                                    7.88               6.50

   Such amounts reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

   On December 14, 1998, there were approximately 15,015,300 shares of Common Stock outstanding, of which approximately 2.8 million are freely tradable without restriction under the Securities Act. Substantially all of the remaining shares will not be tradable under Rule 144 until May 1999. In addition, there are 500 shares of Series A Preferred Stock outstanding, convertible into shares of Common Stock at the election of the holder of such Series A Shares at a price (the "Conversion Rate") equal to the lower of (i) $7.91, (ii) 110% of the closing price on the day 180 days following October 28, 1998 or (iii) the market price when a holder of Series A Shares delivers notice of election to convert such shares. "Market price" is generally determined by the average of the four lowest closing prices for the 20 trading days prior to the applicable date. Any Series A Shares outstanding three years after October 28, 1998 (the date such shares were initially issued) automatically convert into shares of the Company's Common Stock at the then applicable Conversion Rate.

Dividend Policy

   The Company has paid no dividends and intends to retain all future earnings, if any, for use in the development and operation of its business and does not anticipate paying cash dividends on the Common Stock in the foreseeable future.


ITEM 2.         LEGAL PROCEEDINGS

None.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

   In June 1998, the Company retained PricewaterhouseCoopers LLP as the Company's independent accountants and dismissed Barry L. Friedman P.C. ("Barry Friedman"), Atlantis Ventures Corporation's former accountants. The decision to change independent accountants was ratified by the Company's Board of Directors. During the two most recent fiscal years audited by Barry Friedman through June 29, 1998, there were no disagreements with Barry Friedman regarding any matters with respect to accounting principles or practices, financial statement disclosure or audit scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountants, would have caused Barry Friedman to make reference to the subject matter of the disagreement in connection with this report. The former accountants reports for the years and periods audited by them are not part of the financial statements of the Company included in this Form 10-SB. Such reports did not contain an adverse opinion or disclaimer of opinion or qualifications or modifications as to uncertainty, audit scope or accounting principles. Prior to retaining PricewaterhouseCoopers LLP, the Company had not consulted with PricewaterhouseCoopers LLP regarding the application of accounting principles or the type of audit opinion that might be rendered on the Company's financial statements.

ITEM 4.         RECENT SALES OF UNREGISTERED SECURITIES

   From inception until the Merger, GN Delaware issued approximately 9,300,000 shares of Common Stock. Approximately 8,200,000 of such shares were issued in reliance on Rule 701 as shares issued to employees, consultants and advisors. Of such shares, 1,000,000 were issued for nominal cash investments ($0.01 to $0.03 per share and $10,000 in aggregate) and 7,210,000 shares were issued to the Company's founders. The balance of such shares were issued in reliance on
Section 4(2) of the Securities Act Of such shares 150,000 were issued for an aggregate purchase price of $60,000. All such purchasers were experienced entertainment businesspersons, professionals, sophisticated investors or family members related to the founders of the Company. All investors had access to information regarding GN Delaware that was necessary to make an informed investment decision. In connection with the Merger, each outstanding GN Delaware share was converted into 1.18 shares of GoodNoise Common Stock.

   Through June 1998, GN Delaware issued convertible promissory notes to two directors, one member of its advisory board and two other individuals with an aggregate principal amount of $170,000. Such notes were converted into an aggregate of 501,500 shares of GN Delaware Common Stock in May 1998. The issuance of such notes and the shares issued on conversion thereof were exempt pursuant to Section 4(2) of the Securities Act. Each of such investors were sophisticated investors who had access to al relevant information regarding GN Delaware necessary to make an informed investment decision.

   On May 6, 1998, the Registrant (GoodNoise Corporation, a Florida Corporation, formerly Atlantis Ventures Corporation) issued 2,500,000 units at a price of $0.20 per share in a private placement. Each unit consists of one share of common stock and one warrant with each five warrants entitling the holder to purchase one common share for $1.00. Warrants to purchase 200,000 shares of common stock were exercised at the time of issuance. The remaining warrants were exercisable through August 1998. Such shares and warrants were issued to accredited investors only in contemplation of the Merger pursuant to Rule 504 of Regulation D.

   On May 11, 1998, Atlantis Ventures Corporation, a Florida corporation, acquired all of the outstanding Common Stock of the Company. For accounting purposes, this acquisition was treated as a recapitalization of the Company with the Company as the acquirer (reverse acquisition). Atlantis Ventures was organized in August 1989 and had no revenues or operations prior to the merger with the Company. Following the recapitalization, Atlantis Ventures changed its name to GoodNoise Corporation. The acquisition was a transaction by an issuer not involving any public offering. The investment decision by Atlantis Ventures, the de facto acquired company, was made by accredited investors who owned 98% of the outstanding shares of Atlantis Ventures and who were provided with access to information regarding the Company necessary to make an informed investment decision.

   From inception until the Merger, GN Delaware granted options to purchase approximately 2,032,550 shares of Common Stock. The option grants were all to employees and consultants to the Company in transactions exempt pursuant to Rule 701.

   On August 10, 1998, investors exercised warrants to purchase 300,000 shares of the Company's Common Stock for aggregate proceeds of $300,000. The warrants had been issued as part of the May 1998 private placement.

   On October 28, 1998, the Company raised proceeds of approximately $0.5 million through the sale of 500 shares of Series A Preferred Stock and Warrants to purchase 100,000 shares of the Company's Common Stock to one accredited investor. The exercise price of the Warrants is equal to the lower of $ 7.10 or the closing price on April 28, 1999. See "Description of Capital Stock-- Warrants." Such issuance was exempt pursuant to Regulation D.

   From inception the closing of the Merger until December 14, 1998, the Company granted options to purchase 405,000 shares of Common Stock. The option grants were all to employees and consultants to the Company in transactions exempt pursuant to Rule 701 or Section 4(2).

   There were no underwriters employed in connection with any of the above transactions.

ITEM 5.         INDEMNIFICATION OF DIRECTORS AND OFFICERS

   The Florida Business Act ("Florida Law") permits the indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Articles of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees, and agents to the full extent permitted by Florida Law. In addition, the Registrant has entered into separate indemnification agreements with its directors and officers which requir the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). These indemnification provisions may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

   At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of the Registrant.

                                  PART F/S

                         INDEX TO FINANCIAL STATEMENTS


Report of Independent Accountants..................................  28

Balance Sheet......................................................  29

Statement of Operations............................................  30

Statement of Stockholders' Equity..................................  31

Statement of Cash Flows............................................  32

Notes to Financial Statements......................................  33

                      REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of GoodNoise Corporation


In our opinion, the accompanying balance sheet and the related statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of GoodNoise Corporation (a development stage enterprise) at June 30, 1998, and the results of its operations and its cash flows for the period from January 8, 1998 (Inception) to June 30, 1998 in conformity with generally accepted accounting principles.
These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses from operations since inception and has to obtain additional capital to fund its ongoing operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


PricewaterhouseCoopers LLP

San Jose, California
October 28, 1998

GOODNOISE CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)
BALANCE SHEET
JUNE 30, 1998
--------------------------------------------------------------------------------

ASSETS:
Current Assets:
   Cash                                                         $     509,751
   Prepaid expenses and other current assets                           21,362
                                                                -------------
        Total current assets                                          531,113

Property and equipment, net                                            34,227
Other assets                                                           16,520
                                                                -------------
        Total assets                                            $     581,860
                                                                =============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Accounts payable                                             $     118,218
   Accrued compensation                                                16,982
                                                                -------------
        Total current liabilities                                     135,200
                                                                -------------

Commitments (Note 5)

Stockholders' Equity:
   Preferred Stock, $0.01 par value; 500,000 shares
      authorized; no shares issued
      and outstanding                                                       -
   Common Stock, $0.01 par value; 200,000,000
      shares authorized; 14,715,300 shares
      issued and outstanding                                          147,153
   Additional paid-in capital                                       1,485,611
   Notes receivable from employees                                     (6,000)
   Deficit accumulated during the development stage                (1,180,104)
                                                                -------------
        Total stockholders' equity                                    446,660
                                                                -------------
          Total liabilities and stockholders' equity            $     581,860
                                                                =============

  The accompanying notes are an integral part of these financial statements.

GOODNOISE CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM JANUARY 8, 1998 (INCEPTION) TO JUNE 30, 1998
--------------------------------------------------------------------------------

Revenues                                                      $             -
                                                              ---------------

Operating expenses:
   Product development                                                961,349
   General and administrative                                         218,755
                                                              ---------------
                                                                    1,180,104
                                                              ---------------

Net loss                                                      $    (1,180,104)
                                                              ===============

Net loss per share - basic and diluted                        $         (0.12)
                                                              ===============
Weighted average common shares
   outstanding - basic and diluted                                 10,234,055
                                                              ===============

   The accompanying note are an integral part of these financial statements.

GOODNOISE CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD JANUARY 8, 1998 (INCEPTION) TO JUNE 30, 1998
--------------------------------------------------------------------------------

                                                                                                           DEFICIT
                                                                                                         ACCUMULATED
                                                                           ADDITIONAL       NOTES         DURING THE      TOTAL
                                                    COMMON STOCK             PAID-IN      RECEIVABLE     DEVELOPMENT   STOCKHOLDERS'
                                                SHARES        AMOUNT         CAPITAL     FROM EMPLOYEES     STAGE         EQUITY

Issuance of common stock at
   inception of the Company                    8,378,000     $   83,780     $  (83,780)    $        -      $         -  $         -
Issuance of common stock on March 30, 1998     1,191,800         11,918         (1,818)       (10,100)               -            -
Issuance of common stock in exchange for
   services on March 30, 1998                    672,600          6,726         (1,026)             -                -        5,700
Issuance of common stock in exchange
   for services on April 12, 1998                271,400          2,714          4,186              -                -        6,900
Conversion of notes payable into common stock
   on May 1, 1998                                501,500          5,015        164,985              -                -      170,000
Payment on note receivable                             -              -              -          4,100                -        4,100
Issuance of shares in connection with merger
   (Note 1)                                    3,700,000         37,000        651,350              -                -      688,350
Issuance of options to advisors                        -              -        751,714              -                -      751,714
Net loss for the period from January 8, 1998
   (inception) through June 30, 1998                   -              -              -              -       (1,180,104)  (1,180,104)
                                              ----------     ----------     ----------     ----------      -----------  -----------
Balance at June 30, 1998                      14,715,300     $  147,153     $1,485,611     $   (6,000)     $(1,180,104) $   446,660
                                              ==========     ==========     ==========     ==========      ===========  ===========

  The accompanying notes are an integral part of these financial statements.

GOODNOISE CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM JANUARY 8, 1998 (INCEPTION) TO JUNE 30, 1998
--------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                                                         $  (1,180,104)
   Adjustments to reconcile net loss to net cash used in operating activities:
        Depreciation                                                                                        3,157
        Common stock issued for services                                                                   12,600
        Options issued to advisors                                                                        751,714
        Changes in assets and liabilities, net of effects of merger:
          Prepaid expenses and other current assets                                                       (21,362)
          Accounts payable                                                                                116,568
          Accrued compensation                                                                             16,982
          Other assets                                                                                    (16,520)
                                                                                                    -------------
             Net cash used in operating activities                                                       (316,965)
                                                                                                    -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment                                                                     (37,384)
                                                                                                    -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from repayment of notes receivable from employees                                               4,100
   Issuance of common stock in connection with merger (Note 1)                                            690,000
   Proceeds from issuance of notes payable                                                                170,000
                                                                                                    -------------
             Net cash provided by financing activities                                                    864,100
                                                                                                    -------------

Cash at end of period                                                                               $     509,751
                                                                                                    =============

SUPPLEMENTAL CASH FLOW DISCLOSURES:
   Non cash transactions:
      Conversion of notes payable into common stock                                                 $     170,000
      Issuance of common stock for notes receivable                                                 $      10,100

  The accompanying notes are an integral part of these financial statements.

GOODNOISE CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 1998
--------------------------------------------------------------------------------

1.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    THE COMPANY, ITS RECAPITALIZATION AND LIQUIDITY
    GoodNoise Corporation, (the "Company"), a Delaware corporation, was incorporated on January 8, 1998 to develop and market a repertoire of musical recordings offered for sale to consumers by direct file transfer, or "downloading," over the Internet. Since its inception, the Company has been in the development stage devoting its efforts primarily to organizing itself as a public reporting entity, recruiting management and technical staff, developing its product, acquiring operating assets and raising capital. The Company operates within one industry segment.

    On May 11, 1998, Atlantis Ventures Corporation ("Atlantis"), a Florida corporation, acquired 9,335,000 shares of Common Stock of the Company representing its then outstanding common stock in exchange for 11,015,300 shares of Atlantis. Prior to the merger, Atlantis had 3,700,000 shares issued and outstanding. For accounting purposes, this transaction has been presented as a recapitalization of the Company. Atlantis is a publicly traded company that was organized in August 1989 and had no revenues or operations prior to the merger with the Company. As of May 11, 1998, Atlantis had cash of $690,000, liabilities of $1,650 and an accumulated deficit of $1,650. Following the recapitalization, Atlantis changed its name to GoodNoise Corporation. The accompanying financial statements reflect all share amounts after giving effect to the recapitalization.

    The Company has incurred losses from operations since inception and has to obtain additional capital to fund its ongoing operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management is in the process of pursuing additional equity financing although there can be no assurance that they will be successful in their efforts. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

    USE OF ESTIMATES
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    FAIR VALUE OF FINANCIAL INSTRUMENTS
    The carrying value of the Company's financial instruments, including cash and accounts payable, approximate their fair value due to the relatively short maturities.

    PROPERTY AND EQUIPMENT
    Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally two to three years, or the lease term of the respective assets.

GOODNOISE CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
JUNE 30, 1998
--------------------------------------------------------------------------------

    INCOME TAXES
    Income taxes are accounted for using an asset and liability method which requires the recognition of deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax assets and liabilities are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

    STOCK-BASED COMPENSATION
    The Company accounts for stock-based employee compensation arrangements in accordance with provisions of APB No. 25, "Accounting for Stock Issued to Employees," and complies with disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company accounts for stock issued to non employees in accordance with provisions of SFAS 123.

    NET LOSS PER SHARE
    The Company computes net loss per share in accordance with the provisions of SFAS No. 128, "Earnings Per Share" and SEC Staff Accounting Bulletin No. 98. Under SFAS No. 128 and SAB No. 98, basic net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. The weighted average shares used to compute basic net loss per share include outstanding shares of common stock from the date of issuance and excludes, for the period from January 8, 1998 (inception) through June 30, 1998, 508,056 shares of common stock subject to repurchase rights. In addition, the calculation of diluted net loss per share excludes common stock issuable upon exercise of employee stock options and shares subject to repurchase as their effect is antidilutive.

    COMPREHENSIVE INCOME
    In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income as defined includes all changes in equity (net assets) during a period from nonowner sources. There are no differences between the net loss for the period from January 8, 1998 (inception) to June 30, 1998 and comprehensive income (loss) for the same period.

    RECENT ACCOUNTING PRONOUNCEMENTS
    In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company does not expect that the adoption of SOP No. 98-1 will have a material impact on its financial statements.

    In June 1998, the FASB issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. It also provides guidance for accounting changes in the fair value of a derivative (i.e., gains and losses). SFAS 133 is effective for all fiscal years beginning after June 15, 1999. The Company does not expect that the adoption of SFAS 133 will have a material effect on its financial statements.

GOODNOISE CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
JUNE 30, 1998
--------------------------------------------------------------------------------

2.  PROPERTY AND EQUIPMENT

                                                               JUNE 30,
                                                                 1998

Software                                                    $        5,215
Computer equipment                                                  27,169
Furniture and fixtures                                               5,000
                                                            --------------
                                                                    37,384
Less:  Accumulated depreciation                                     (3,157)
                                                            --------------

                                                            $       34,227
                                                            ==============

3.  BORROWINGS

    During the period ended June 30, 1998, the Company entered into agreements to borrow $170,000, through the issuance of promissory notes which bore interest at 10.0% per annum, of which $110,000 were issued to two of the Company's directors and one member of its advisory board. All outstanding principal and interest related to these notes was to be converted at the closing of the Company's initial sale of Series A Preferred Stock. The Company did not issue the Series A Preferred Stock and, on May 1, 1998, these notes were converted into 501,500 shares of Common Stock.

4.  RELATED PARTY TRANSACTIONS

    At June 30, 1998, the Company had notes receivable related to stock purchases by certain employees of the Company totaling $6,000. The notes are non-interest bearing and are payable on demand.

    See Note 3 for additional related party transactions.

5.  COMMITMENTS

    The Company leases office space under a noncancelable operating lease that expires in March 2001. Rent expense was $12,934 for the period from January 8, 1998 (inception) to June 30, 1998.

    Future minimum lease payments under this noncancelable operating lease are as follows:

    YEAR ENDING
    JUNE 30,
    1999                                                        $    46,425
    2000                                                             51,892
    2001                                                             32,590
                                                                -----------

                                                                $   130,907
                                                                ===========

GOODNOISE CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
JUNE 30, 1998
--------------------------------------------------------------------------------

6.  STOCKHOLDERS' EQUITY

    RESTRICTED STOCK
    A total of 8,378,000 shares of Common Stock were issued to founders of which 1,062,000 shares were issued under a Restricted Stock Purchase Agreement (the "Agreement") to one of the founders. The Agreement provides the Company with the right to repurchase 590,000 of these shares at $0.01, subject to ratable vesting over three years. As of June 30, 1998, a total of 508,056 shares were subject to repurchase by the Company.

    STOCK OPTION PLAN
    On March 30, 1998, the Company adopted the 1998 Stock Option Plan ("1998 Plan") that provides for the granting of either incentive stock options or nonqualified stock options to purchase shares of the Company's common stock and for stock-based awards to officers, directors and key employees of the Company and to non-employee consultants and independent contractors. Options granted to employees under the 1998 Plan generally vest ratably over three years.

    Option activity under the 1998 plan for the period January 8, 1998 (inception) to June 30, 1998 was as follows:

                                                        OUTSTANDING OPTIONS
                                                     -------------------------
                                                                    WEIGHTED
                                           OPTIONS                   AVERAGE
                                          AVAILABLE                 EXERCISE
                                          FOR GRANT     SHARES        PRICE

Authorized                                2,360,000           -  $         -
Granted                                  (2,437,550)  2,437,550         0.85
Authorized                                  640,000           -            -
                                        ----------- -----------  -----------

As of June 30, 1998                         562,450   2,437,550         0.85
                                        =========== ===========  ===========

The following table summarizes information with respect to stock options outstanding at June 30, 1998:

                       OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
             ---------------------------------------- --------------------------
               AVERAGE                      WEIGHTED                  WEIGHTED
  RANGE       REMAINING          NUMBER      AVERAGE      NUMBER       AVERAGE
 EXERCISE    CONTRACTUAL      OUTSTANDING   EXERCISE    EXERCISABLE    EXERCISE
  PRICE      LIFE (YEARS)    JUNE 30, 1998    PRICE    JUNE 30, 1998    PRICE

$0.01-0.03          4.83        2,032,550   $   0.03        416,606    $   0.02
      5.00          4.92          405,000       5.00        380,694        5.00
                               ----------                ----------
                                2,437,550       0.85        797,300        2.40
                               ==========                ==========

GOODNOISE CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
JUNE 30, 1998
--------------------------------------------------------------------------------

    FAIR VALUE DISCLOSURES
    Had compensation cost for the Company's Stock Option Plan been determined based on the fair value at the grant date for awards in 1998 consistent with the provisions of SFAS No. 123, the Company's net loss and net loss per share for the period from January 8, 1998 (inception) through June 30, 1998 would have been as follows:

                                                                   PERIOD
                                                                    ENDED
                                                                   JUNE 30,
                                                                    1998

    Net loss - as reported                                       $(1,180,104)
    Net loss - pro forma                                          (1,458,199)
    Net loss per share basic and diluted - as reported                 (0.12)
    Net loss per share basic and diluted - pro forma                   (0.14)

    The above pro forma disclosures are not necessarily representative of the effects on reported net income for future years.

    The aggregate fair value and weighted average fair value per share of options granted to employees and advisors in fiscal 1998 were $1,121,000 and $0.46 per share, respectively. Of this amount, $751,714 was recorded as product development expense representing the fair value of 280,000 options issued to various advisors of the Company which vested upon issuance. The fair value of each option grant is estimated on the date of grant using the Black Scholes Option Pricing Model with the following assumptions:

    Expected volatility                                                 55%
    Risk-free interest                                                5.73%
    Expected life                                                    5 years
    Expected dividend yield                                           0.00%

    WARRANTS
    As a result of the merger described in Note 1, the Company has 1,500,000 warrants outstanding to purchase an aggregate of 300,000 shares of common stock as five warrants entitle the holder to purchase one common share for $1.00. The warrants remained outstanding at June 30, 1998 and were exercised in August 1998. See Note 8.

7.  INCOME TAXES

    There is no provision for income taxes for the period from January 8, 1998 (inception) through June 30, 1998 as the Company incurred a net loss, the benefit of which was not recognized due to the uncertainty of its realization. The Company's deferred tax assets at June 30, 1998 principally relate to its net operating loss and approximated $170,000. Due to the uncertainty surrounding recoverability, a full valuation allowance has been established against this amount.

GOODNOISE CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
JUNE 30, 1998
--------------------------------------------------------------------------------

    Under the Tax Reform Act of 1986, the amounts of and the benefit from net operating loss and tax credit carryforwards that can be utilized in the future may be impaired or limited in certain circumstances, including changes in ownership, as defined.

8.  SUBSEQUENT EVENTS

    On July 30, 1998, the Company commenced selling musical recordings over the Internet.

    On August 10, 1998, the 1,500,000 warrants described in Note 6 were exercised to purchase 300,000 shares of common stock for cash proceeds of $300,000.

    On October 8, 1998, the Company entered into agreements to acquire online music companies Nordic Entertainment Worldwide, a privately held provider of downloadable music on the Internet and Creative Fulfillment Inc., a privately held entertainment and Internet marketing company, for stock and cash. Under the terms of the transactions, which the Company intends to account for under the purchase method of accounting, the Company will issue up to 2,100,000 shares of common stock subject to certain closing conditions. Among other conditions, the closing of these transactions is dependant upon satisfactory due diligence and the Company obtaining $3,000,000 of additional financing.

    On October 28, 1998, the Company issued 500 shares of Series A Preferred Stock ("Series A") and warrants to purchase 100,000 shares of the Company's common stock for gross proceeds of $500,000 to one accredited investor. The agreements, subject to various conditions, provide for the issuance of an additional 500 shares of Series A and warrants to purchase 100,000 shares of common stock under the same terms as the initial issuance except that the warrant price will be based upon the current market price of the common stock.

    The Series A Shares are not entitled to any preference with respect to dividend payments and have no voting rights except as required by law. Upon any liquidation, dissolution or winding up of the affairs of the Company, the holder of each Series A Share shall be entitled to be paid $1,000 per share (the amount initially paid for such shares) plus an amount calculated at the rate of six percent per annum of such price per share. If the assets of the Company upon such event are insufficient to make such payment in full, then the holders of Series A Shares shall be entitled to pro rata distribution of all assets of the Company. After payment in full of the liquidation preference to the holders of Series A Shares, such holders are entitled to no further distributions.

GOODNOISE CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
JUNE 30, 1998
--------------------------------------------------------------------------------

    The Series A Shares are convertible into shares of common stock at the election of the holder at a price (the "Conversion Rate") equal to the lower of (i) $7.91, (ii) 110% the closing price on the day 180 days following October 28, 1998 or (iii) the market price when a holder of Series A Shares delivers notice of his election to convert such shares. "Market price" is generally determined by the average of the four lowest closing prices for the 20 trading days prior to the applicable date. Any Series A Shares outstanding three years after the date such shares were initially issued automatically convert into shares of the Company's common stock at the then applicable Conversion Rate. The Conversion Rate is initially based on a conversion price equal to the lower of 85% of the average of the four lowest closing prices of the Company's common stock during the twenty trading days before the conversion date or $7.91. The Conversion Rate is subject to proportional adjustment upon any stock split, stock dividend or other similar change to the capital stock of the Company and certain other adjustments upon future issuances of common stock or rights to acquire common stock at a price less than the then applicable Conversion Rate. Under certain circumstances, the Company has the right to redeem the Series A Shares. Under certain other circumstances, the holder has the right to require the Company to redeem the Series A Shares. As a result, the Series A Shares will be reflected as redeemable stock and the Company will record a charge for the "in the money" conversion feature of such shares.

    The Company is obligated to promptly file a registration statement (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") to cover the resale of the Company's common stock issuable upon the conversion of the Series A Shares and exercise of the Warrants as well as subsequently issuable Series A Shares and Warrants. The Company is obligated to use its reasonable best efforts to have the Registration Statement declared effective by the SEC and remain effective until the Company's common stock subject to the registration statement may otherwise be freely traded without registration. The Company is also obligated to list such shares on the OTC Bulletin Board and to take certain actions to comply with applicable state securities laws and regulations.

    The warrants have a four year term and an exercise price equal to the lower of (i) the closing price the day prior to the date of issuance of such warrant or (ii) the closing price on the day six months following the original date of issuance of such warrant. The initial exercise price of the warrants is $7.10 per share. The exercise price of the warrants is subject to adjustments on stock splits, stock dividends, any merger or acquisition involving the Company and similar transactions, such as to permit the investors to receive upon exercise of the warrants that which they would have received had they exercised the warrants immediately prior to any such transaction. The exercise price of the warrants is also subject to certain other adjustments upon future issuances of common stock or rights to acquire common stock at a price less than the then applicable exercise price.

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

                                   PART III

ITEM 1.         INDEX TO EXHIBITS

2.1*     Agreement and Plan of Reorganization by and among GoodNoise
         Corporation, Atlantis Ventures Corp., GN Acquisition Corp and certain other parties dated as of May 11, 1998
2.2      Agreement and Plan of Reorganization by and among GoodNoise
         Corporation, Creative Fulfillment, Inc., GN Acquisition Corp and
         certain other parties dated as of October 8, 1998
2.3      Agreement and Plan of Reorganization by and among GoodNoise
         Corporation, Nordic Entertainment Worldwide, Inc., GNA Corp and certain other parties dated as of October 8, 1998
3.1*     Articles of Incorporation
3.2*     Bylaws
3.3**    Articles of Amendment for Series A Preferred Stock
10.1*    Form of Indemnity Agreement
10.2     Stock Purchase Agreement dated as of March 30, 1998 with Gary Culpepper
10.3     1998 Stock Option Plan 10.4** Securities Purchase Agreement dated
         October 28, 1998 10.5** Registration Rights Agreement dated October 28,
         1998 10.6** Form of Warrant
21*      Subsidiaries

*        Previously filed as exhibit to the Registrant's Form 10-SB
**       Previously filed as exhibit to the Registrant's Current Report on Form
         8-K dated October 28, 1998.

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

   In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


GOODNOISE CORPORATION

By  /s/ Joseph H. Howell
   --------------------------------
         Joseph H. Howell
Its Executive Vice President and
      Chief Financial Officer

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